EXHIBIT 12


                     FPL GROUP CAPITAL INC AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES



                                                                     Years Ended December 31,
                                                        1993       1992         1991        1990         1989
                                                                      (Thousands of Dollars)

Earnings, as defined:
      Income (loss) from continuing operations        $ 5,175    $   734     $ (8,906)   $(78,105)    $(18,125)
      Income tax expense (benefit)                     12,377      4,567      (14,631)    (49,322)     (14,838)
      Fixed charges, included in determination
        of net income, as below                        40,501     50,942       59,056      47,056       47,005

        Total earnings, as defined                    $58,053    $56,243     $ 35,519    $(80,371)    $ 14,042

Fixed charges, as defined:
      Interest expense                                $40,006    $50,390     $ 58,644    $ 46,605     $ 46,845
      Rental interest factor                              495        552          412         451          160
      Fixed charges, included in
        determination of net income                    40,501     50,942       59,056      47,056       47,005
      Capitalized interest                                592        978        2,562       5,822        6,456

        Total fixed charges, as defined               $41,093    $51,920     $ 61,618    $ 52,878     $ 53,461

Ratio of earnings to fixed charges                       1.41       1.08          .58(1)        -(1)       .26(1)


(1)  Earnings were inadequate to cover fixed charges.  The amount of such deficiency was approximately $26 million, $133 million and
     $39 million for the years ended December 31, 1991, 1990 and 1989, respectively.
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